+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

ConforMIS, Inc.

28 Crosby Drive

Bedford, MA 01730

Attn: David Cerveny, Chief Legal Officer and General Counsel

781-345-9001

June 4, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:                          ConforMIS, Inc.

Registration Statement on Form S-1

Filed May 22, 2015

File No. 333-204384

Ladies and Gentlemen:

On behalf of ConforMIS, Inc. (the “Company”), set forth below is information to supplement the Company’s prior response to comment 27 contained in the letter dated April 16, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

The Company advises the Staff that the Company’s board of directors determined the fair value of common stock as of each option grant date based on a variety of factors. The estimated fair value of the Company’s common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation.”  The Company determined that the fair value of its common stock increased from $4.48 per share on May 31, 2014 to $5.09 per share on November 30, 2014 to $7.63 per share on March 31, 2015.  The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over such period.

Securities and Exchange Commission

June 4, 2015

May 31, 2014 valuation

A contemporaneous third-party valuation was conducted as of May 31, 2014 with respect to the value of shares of common stock of the Company.  Based on the Company’s stage of development and information available, the Company determined the market approach to be the most appropriate valuation method to use in its analysis. The market approach values a business by reference to guideline companies for which enterprise values are known.  The following two “top down” valuation methods were considered most appropriate and were used: the option pricing method, or OPM, and the probability weighted expected return method, or PWERM.  These valuation methods were considered most appropriate because the Company was considering an initial public offering, or IPO, within twelve months of the valuation date.  OPM derives the implied equity value for a company from a recent transaction involving the company’s own securities issued on an arm’s length basis. Under PWERM, the value of a company’s common stock is estimated based upon the analysis of future values for the company assuming various possible future liquidity events such as an IPO, sale or merger.  Share value is based upon the probability weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each class of shares of the company.

In utilizing PWERM in assessing the fair value of a share of common stock of the Company, the Company determined that one of two scenarios would likely prevail: (1) an IPO within approximately twelve months of the valuation date or (2) remaining private.  The Company determined that should it remain private, it would likely remain so for a period of approximately two years before a liquidity event could be expected to be completed for shareholders to realize value from their ownership in the company.

Under the IPO scenario, the Company identified suitable comparable publicly traded companies, based on similarity to the business, primarily with respect to stage of development, products or services offered, and potential customers served.  Based on such factors as SIC code, business model, and industry focus, the Company selected a group of public companies that it deemed to be most similar to the Company and used that group in the guideline public company analysis.

Based on a review of recent investment banking reports, the Company assumed an IPO in 2015 and used a one-year forward multiple of projected 2016 revenue to determine a valuation, which was then discounted to May 31, 2014 based on the Company’s risk adjusted cost of capital.  The Company determined the total equity value based on the prospective timing of the IPO for the Company as of May 31, 2014 after being discounted to present based on the estimated time to IPO at a discount rate of 12.5%. Once the estimated fair value of 100% of the equity was derived, the equity value was allocated to each class of the preferred and common stock under liquidation or conversion.  Based on this analysis, the per share fair value of

Securities and Exchange Commission

June 4, 2015

Company’s common stock on a minority, marketable basis as of May 31, 2014 was determined to be $9.43 per share. This value was then subjected to a 20% discount for lack of marketability to yield a per share fair value of the Company’s common stock on a minority, non-marketable basis as of May 31, 2014 of $7.55 per share.

Under the “stay private” scenario, the Company determined the implied value of the Company’s common stock based on its most recent financing, which was the sale of the Company’s Series E-1 convertible preferred stock at $8.00 per share.  The Company completed the initial closing of the Series E-1 preferred stock financing in 2011 and additional closings of the Series E-1 preferred stock financing between January 2012 and August 2014. In its valuation analysis as of May 31, 2014, the Company took into consideration those additional closings that were completed between June 2013 and March 2014, in which the Company raised approximately $41.8 million through the issuance of Series E-1 convertible preferred stock.  The Company used the OPM allocation method to capture the distinction between the rights, preferences, and privileges of the preferred stock and common stock.  The Company then determined the implied total equity value by solving for the value that generated a Series E-1 convertible preferred stock per share value equal to $8.00.  For the application of the OPM, a 2.0 year time to expiration was used. This number was based on the estimated time to a liquidity event.  A 50% volatility estimate was used.  This estimate was based on the historical volatility of publicly traded guideline companies.  The incremental value of distribution preferences at each level of total equity was calculated by the interval value between two consecutive options.  The incremental value of distribution preferences was allocated to the different classes of equity based on a payoff allocation schedule.

Based on the additional closings of the Series E-1 convertible preferred stock financing completed between June 2013 and March 2014, in which the Company raised approximately $41.8 million from the issuance of approximately 5.2 million shares of Series E-1 convertible preferred stock at $8.00 per share, the Company calculated the total implied value of equity on a minority, marketable basis.  This total value under OPM allocation method indicated the fair value of $4.22 per share of common stock.  Such fair value was then subjected to a 25% discount for lack of marketability to yield a per share fair value of common stock on a minority, non-marketable basis as of May 31, 2014 of $3.16.

The Company weighted the likelihood of each of an IPO and staying private at 30% and 70%, respectively.  The Company estimated this probability based on the facts and circumstances as of the date of the contemporaneous third-party valuation report.  In December 2013, the Company’s board of directors authorized management to commence the process for the preparation of a potential IPO, including the approval of an expense budget for such preparations.  Additionally, in March 2014, upon authorization by the Company’s audit committee and board of directors, the Company engaged its independent auditors to upgrade the

Securities and Exchange Commission

June 4, 2015

annual audit of its 2013 financial statements, as well as its 2012 financial statements, from the standards under the American Institute of CPAs to the standards prescribed by the Public Company Accounting Oversight Board, based in part on the relative expecting timing of a potential IPO (within 12 months).  As of the May 31, 2014 valuation, the Company’s board of directors determined that the Company was not in a position to proceed with an IPO in 2014 and decided to reassess, later in 2014, whether the Company would be in a position to proceed with an IPO in 2015.

Based on these factors, the Company determined that the common stock had a fair value of $4.48 per share as of May 31, 2014.

November 30, 2014 valuation

A contemporaneous third-party valuation was conducted as of November 30, 2014 with respect to the value of shares of common stock of the Company.  Based on the Company’s stage of development and information available, the Company determined the market approach to be the most appropriate valuation method to use in its analysis. The following two “top down” valuation methods were considered most appropriate and were used: OPM and PWERM. The valuation methods were considered most appropriate because the Company was considering an IPO within six months of the valuation date.  In utilizing PWERM in assessing the fair value of a share of common stock of the Company, the Company determined that one of two scenarios would likely prevail: (1) an IPO within approximately six months of the valuation date or (2) remaining private.  The Company determined that should it remain private, it would likely remain so for a period of approximately one and one-half years before a liquidity event could be expected to be completed for shareholders to realize value from their ownership in the company.

Under the IPO scenario, the Company identified suitable comparable publicly traded companies, based on similarity to the business, primarily with respect to stage of development, products or services offered, and potential customers served.  Based on such factors as SIC code, business model, and industry focus, the Company selected a group of public companies that it deemed to be most similar to the Company and used that group in the guideline public company analysis.

Based on a review of recent investment banking reports, the Company assumed an IPO in 2015 and used a one-year forward multiple of projected 2016 revenue to determine a valuation, which was then discounted to November 30, 2014 based on the Company’s risk adjusted cost of capital.  The Company determined the total equity value based on the prospective timing of the IPO for the Company as of November 30, 2014 after being discounted to present based on the estimated time to IPO at a discount rate of 12.3%. Once the estimated fair value of 100% of the equity was derived, the equity value was allocated to each class of the preferred and common stock under liquidation or conversion.  Based on this analysis, the per share fair value of

Securities and Exchange Commission

June 4, 2015

Company’s common stock on a minority, marketable basis as of November 30, 2014 was determined to be $9.44 per share.  This value was then subjected to a 15% discount for lack of marketability to yield a per share fair value of the Company’s common stock on a minority, non-marketable basis as of November 30, 2014 of $8.02 per share.

Under the “stay private” scenario, the Company determined the implied value of the Company’s common stock based on its most recent financing, which was the sale of the Company’s Series E-1 convertible preferred stock at $8.00 per share on August 13, 2014.  In such financing, the Company raised an aggregate of approximately $20 million from the sale of approximately 2.5 million shares of Series E-1 convertible preferred stock.  The Company used the OPM allocation method to capture the distinction between the rights, preferences, and privileges of the preferred stock and common stock. The Company then determined the implied total equity value by solving for the value that generated a Series E-1 convertible preferred stock per share value equal to $8.00.  For the application of the OPM, a 1.5 year time to expiration was used.  This number was based on the estimated time to a liquidity event. A 50% volatility estimate was used.  This estimate was based on the historical volatility of publicly traded guideline companies.  The incremental value of distribution preferences at each level of total equity was calculated by the interval value between two consecutive options.  The incremental value of distribution preferences was allocated to the different classes of equity based on a payoff allocation schedule.

Based on the closing of the Series E-1 convertible preferred stock financing on August 13, 2014, discounted by 10% to reflect lower forecasts in the Company’s long-range plans that had been previously used in the pricing of the Series E-1 convertible preferred stock in connection with such closing, the Company calculated the total implied value of equity on a minority, marketable basis. This total value under OPM allocation method indicated the fair value of $2.89 per share of common stock.  Such fair value was then subjected to a 25% discount for lack of marketability to yield a per share fair value of common stock on a minority, non-marketable basis as of November 30, 2014 of $2.17.

The Company weighted the likelihood of each of an IPO and staying private at 50% and 50%, respectively.  The Company estimated this probability based on the facts and circumstances as of the date of the contemporaneous third-party valuation report.  From the prior valuation as of May 31, 2014, where the probability of an IPO was estimated at 30%, the main contributor to the increase in probability of an IPO to 50% was the achievement of key metrics set by the Company’s board of directors and management, primarily around sales growth and the relative expected timing of a potential IPO (within 6 months).

Based on the above factors, the Company determined that the common stock had a fair value of $5.09 per share as of November 30, 2014.

Securities and Exchange Commission

June 4, 2015

March 31, 2015 valuation

A contemporaneous third-party valuation was conducted as of March 31, 2015 with respect to the value of shares of common stock of the Company.  Based on the Company’s stage of development and information available, the Company determined the market approach to be the most appropriate valuation method to use in its analysis. The following two “top down” valuation methods were considered most appropriate and were used:  OPM and PWERM.  These valuation methods were considered most appropriate because the Company was considering an IPO within three months of the valuation date.  In utilizing the PWERM in assessing the fair value of a share of common stock of the Company, the Company determined that one of two scenarios would likely prevail: (1) an IPO within approximately three months of the valuation date or (2) remaining private.  The Company determined that should it remain private, it would likely remain so for a period of approximately 1.2 years before a liquidity event could be expected to be completed for shareholders to realize value from their ownership in the company.

Under the IPO scenario, the Company identified suitable comparable publicly traded companies, based on similarity to the business, primarily with respect to stage of development, products or services offered, and potential customers served.  Based on such factors as SIC code, business model, and industry focus, the Company selected a group of public companies that it deemed to be most similar to the Company and used that group in the guideline public company analysis.

Based on a review of recent investment banking reports, the Company assumed an IPO in 2015 and used a one-year forward multiple of projected 2016 revenue to determine a valuation, which was then discounted to March 31, 2015 based on the Company’s risk adjusted cost of capital.  The Company determined the total equity value based on the prospective timing of the IPO for the Company as of March 31, 2015 after being discounted to present based on the estimated time to IPO at a discount rate of 11.9%. Once the estimated fair value of 100% of the equity was derived, the equity value was allocated to each class of the preferred and common stock under liquidation or conversion. Based on this analysis, the per share fair value of Company’s common stock on a minority, marketable basis as of March 31, 2015 was determined to be $9.72 per share. This value was then subjected to a 10% discount for lack of marketability to yield a per share fair value of the Company’s common stock on a minority, non-marketable basis as of March 31, 2015 of $8.75 per share.

Under the “stay private” scenario, the Company determined the implied value of the Company’s common stock based on its most recent financing, which was the sale of the Company’s Series E-1 convertible preferred stock at $8.00 per share on August 13, 2014.  In such financing, the Company raised an aggregate of approximately $20 million from the sale of approximately 2.5 million shares of Series E-1 convertible preferred stock.  The Company used the OPM allocation method to capture the distinction between the rights, preferences, and

Securities and Exchange Commission

June 4, 2015

privileges of the preferred stock and common stock. The Company then determined the implied total equity value by solving for the value that generated a Series E-1 convertible preferred stock per share value equal to $8.00.  For the application of the OPM, a 1.2 year time to expiration was used. This number was based on the estimated time to a liquidity event. A 50% volatility estimate was used. This estimate was based on the historical volatility of publicly traded guideline companies. The incremental value of distribution preferences at each level of total equity was calculated by the interval value between two consecutive options. The incremental value of distribution preferences was allocated to the different classes of equity based on a payoff allocation schedule.

Based on the closing of the Series E-1 convertible preferred stock financing on August 13, 2014, the Company calculated the total implied value of equity on a minority, marketable basis. This total value under OPM allocation method indicated the fair value of $3.94 per share of common stock. Such fair value was then subjected to a 20% discount for lack of marketability to yield a per share fair value of common stock on a minority, non-marketable basis as of March 31, 2015 of $3.15.

The Company weighted the likelihood of each of an IPO and staying private at 80% and 20%, respectively. The Company estimated this probability based on the facts and circumstances as of the date of the contemporaneous third-party valuation report.  From the prior valuation as of November 30, 2014, where the probability of an IPO was estimated at 50%, a number of events occurred since that date to support a higher probability of an IPO, including a meeting of the Company’s Board of directors in February 2015, during which the board authorized the Company to commence preparations for an IPO, including through the engagement of legal counsel; by working with a group of underwriters for the offering; holding an organizational meeting; and commencing preparation of a registration statement on Form S-1. The Company also considered the relative expected timing of a potential IPO (within 3 months).

Based on these factors, the Company determined that the common stock had a fair value of $7.63 per share as of March 31, 2015.

Most Recent Common Stock Valuation Compared to Estimated IPO Price Range

Rule 83 Confidential Treatment Request by ConforMIS, Inc. Request #1

The Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This estimated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the

Securities and Exchange Commission

June 4, 2015

Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s business, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing estimated price range will not be subject to significant change. The Company supplementally advises the Staff that, as indicated above, the midpoint of the estimated offering price range of $[**] per share is less than the Company’s most recent valuation of its common stock of $7.63 per share, as of March 31, 2015.

ConforMIS, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #1.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Securities and Exchange Commission

June 4, 2015

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:      Philipp Lang, M.D.

David Cerveny, Esq.

cc:      Office of Freedom of Information
and Privacy Act Operations
Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549